Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES VOTING RESULTS FROM ANNUAL SHAREHOLDERS' MEETING

VANCOUVER, BC, June 27, 2022 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE MKT: WRN) announces the voting results from the Company's Annual General Meeting ("AGM") held on June 27, 2022.

Shareholders voted in favour of setting the number of directors at five (5) and elected all directors, as follows:

Director	Votes For	% For	Votes Withheld	% Withheld
Tara Christie	64,325,842	97.70%	1,515,766	2.30%
Michael Vitton	65,124,385	98.91%	717,224	1.09%
Bill Williams	65,523,917	99.52%	317,691	0.48%
Kenneth Williamson	64,824,195	98.45%	1,017,413	1.55%
Klaus Zeitler	64,699,314	99.28%	1,142,295	1.73%

Shareholders also approved the appointment of PricewaterhouseCoopers LLP as auditors of the Company and authorized the directors to set their remuneration.

The Company's report of voting results will be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml), and on the Company's website.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2022/27/c0419.html

%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 17:00e 27-JUN-22